Dimensional
November 28, 2022

Via EDGAR
Matthew S. Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Mr. Williams:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 16/20 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 20, 2022, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Large Cap Value ETF and Dimensional Global Real Estate ETF (each, a “Portfolio,” and collectively, the “Portfolios”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

1.	Comment. Please file your response to the Staff's comments on EDGAR at least 5 days in advance of the effective date.

Response. The Registrant confirms it will file a response to the Staff's comments on EDGAR at least 5 days in advance of the effective date.

2.	Comment. Please update the Portfolios’ ticker symbols on EDGAR once available.

Response. The Registrant supplementally confirms that the ticker symbols will be updated on EDGAR once available.

U.S. Securities and Exchange Commission
November 28, 2022

PROSPECTUS

3.	Comment. With respect to both Portfolios, please revise the 80% policy as stated in the Prospectus to add the following: “plus the amount of any borrowings for investment purposes.”

Response. The Registrant respectfully declines to revise the disclosure. The requested disclosure is currently provided in each Portfolio’s Statement of Additional Information (“SAI”). The Portfolios do not borrow for investment purposes as part of their principal investment strategies and accordingly, the Registrant does not believe the disclosure is appropriate to include in the Prospectus.

4.	Comment. Please disclose the criteria that the Dimensional US Large Cap Value ETF utilizes to determine that a company is a U.S. company.

Response. The Registrant has revised the disclosure in the “Additional Information on Investment Objective and Policies” section of the Dimensional US Large Cap Value ETF’s Prospectus to clarify that the Portfolio purchases securities of “U.S. operating companies listed on securities exchanges in the United States that are deemed appropriate by the Advisor.”

5.
Comment.  Please consider updating the market capitalization data provided in the “Principal Investment Strategies” section of the Dimensional US Large Cap Value ETF’s Prospectus to be as of a more recent date.

Response. The Registrant has revised the disclosure accordingly.

6.	Comment. Please confirm that each Portfolio will value derivatives (e.g., futures contracts) on a mark-to-market basis for purposes of Rule 35d-1 under the 1940 Act.

Response. Each Portfolio reserves the right to use derivatives in appropriate circumstances to count towards its 80% policy; however, at this time, the Portfolios are not expected to count derivatives toward their 80% policies. To the extent a Portfolio includes such investments for purposes of satisfying its 80% policy, the value of the derivatives in which the Portfolio invests will be calculated in the same way that the values of derivatives are calculated when calculating the Portfolio’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating a Portfolio’s net asset value.

7.	Comment. If appropriate, please include portfolio turnover risk disclosure for the Portfolios.

Response. The Registrant supplementally confirms that portfolio turnover is not an appropriate principal risk of the Portfolios.

8.	Comment. Please consider whether a “Large Cap Company Risk” is an appropriate principal risk of the Dimensional US Large Cap Value ETF.

U.S. Securities and Exchange Commission
November 28, 2022

Response. The Registrant believes that this investment risk is adequately covered in the discussion of “Equity Market Risk” in the “Principal Risks” section of the Dimensional US Large Cap Value ETF’s Prospectus.

9.	Comment. Please consider whether a “New Fund Risk” is an appropriate principal risk of the Portfolios.

Response. The Portfolios are identified as new funds with no operating history in the Prospectus. The Registrant does not believe that a specific risk needs to be identified and notes that the expenses associated with being a new fund are mitigated by the Fee Waiver and Expense Assumption Agreements for the Portfolios.

10.	Comment. Please consider whether a “Management Risk” is an appropriate principal risk of the Portfolios.

Response. The Registrant respectfully declines to include an “Management” principal risk and believes that the principal risks of investing in the Portfolios are adequately addressed and disclosed to shareholders at this time.

11.
Comment.  For each Portfolio, please consider noting in the “Principal Risks” section of the Prospectus under “Market Trading Risk” that, in times of market stress, if market makers or authorized participants reduce or step away from their roles it could inhibit the effectiveness of the arbitrage process and result in Portfolio shares trading at a premium or discount to NAV and also greater than normal intraday bid/ask spreads.

Response. The Registrant respectfully declines to revise the “Market Trading Risk” in the Principal Risks section of the Prospectus. The Registrant notes, however, that each Portfolio discloses in the “Premium/Discount Risk” in the Principal Risks section of the Prospectus that a potential lack of an active trading market for shares may widen bid‑ask spreads and result in shares trading at a significant premium or discount to NAV.

12.	Comment. When available, please supplementally provide the Staff with the broad-based securities indices that the Portfolios will include in the “Performance Table” section of the Prospectus.

Response. The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities indices to be utilized by the Portfolios are as follows:

• Dimensional US Large Cap Value ETF: Russell 1000 Value Index
• Dimensional Global Real Estate ETF: S&P Global REIT Index (net div.)

13.
Comment.  With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolios.

U.S. Securities and Exchange Commission
November 28, 2022

Response. The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that a Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio. The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

14.
Comment.  Please include each Portfolio’s 80% policy in the “Additional Information on Investment Objective and Policies” section of the Prospectus.  In addition, please note that such policy cannot be changed without 60 days’ notice.

Response. The Registrant has revised the disclosure in the “Additional Information on Investment Objective and Policies” section of each Portfolio’s Prospectus to include each Portfolio’s 80% policy.  The Registrant, however, believes the disclosure regarding providing 60 days’ notice of any changes to such policy is appropriately included in the “Portfolio Characteristics, Policies and Investment Process” section of each Portfolio’s SAI.

15.
Comment.  In the “Additional Information on Investment Objective and Policies” section of each Portfolio’s Prospectus, the disclosure notes that the Portfolio may invest in exchange-traded funds (“ETFs”).  If a Portfolio’s cost of investing in ETFs is expected to exceed 1 basis point, please include the expense in its fee table. In addition, please consider adding corresponding principal risk disclosure regarding investments in other investment companies, if applicable.

Response. The Registrant confirms that acquired fund fees and expenses, as applicable, are appropriately disclosed in each Portfolio’s fee table in accordance with Form N-1A. The Registrant, however, does not believe investments in ETFs are a principal risk of either Portfolio.

16.
Comment.  In the “Fee Waiver and Expense Assumption Agreement” section of each Portfolio’s Prospectus, please move the second to last sentence in the first paragraph into the second paragraph to clarify that prior year waived fees and/or assumed expenses can be recaptured only if the expense ratio following such recapture would be less than the expense cap that was in place when such prior year fees were waived and/or expenses assumed, and less than the current expense cap in place for the Portfolio.

Response. The Registrant has revised the disclosure accordingly.

17.
Comment.  Please define the criteria the Dimensional Global Real Estate ETF utilizes to determine what companies are considered U.S. and non-U.S. companies in the “Principal Investment Strategies” section of the Prospectus.

Response. The Registrant believes the “Principal Investment Strategies” section of the Dimensional Global Real Estate ETF’s Prospectus appropriately discloses the Portfolio’s investments in U.S. and non-U.S. companies.  In addition, the Registrant believes the criteria the Portfolio utilizes to determine what companies are considered non-U.S. companies is appropriately disclosed in the “Additional Information on Investment Objective and Policies—Approved

U.S. Securities and Exchange Commission
November 28, 2022

Markets” section of the Prospectus; however, the Registrant has revised the disclosure in the “Additional Information on Investment Objective and Policies” section of the Prospectus to clarify that the Portfolio will only purchase securities of U.S. real estate securities of companies listed on a securities exchange in the United States that is deemed appropriate by the Advisor.

18.	Comment. Please expressly describe how the Dimensional Global Real Estate ETF will invest its assets in investments that are tied economically to a number of countries throughout the world.[1]

Response. The Registrant has revised the disclosure to include the following:

The Portfolio intends to invest its assets to gain exposure to at least three different countries, including the United States. The Advisor will generally seek to set country weights based on the relative market capitalizations of eligible companies within each approved market. As of the date of this prospectus, the Portfolio intends to invest approximately 65% of its net assets in U.S. companies. This percentage will change due to market conditions.

The Registrant believes the proposed disclosure is consistent with the Names Rule Release, which states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1 under the 1940 Act, the SEC indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Release does not expressly state that a fund with “global” in its name must invest at least 40% of its assets outside the United States.

In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with global in their names, the ICI reported to its members in June 2012 that the staff of the SEC’s Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI report, the Staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

In addition, the SEC recently proposed amendments to Rule 35d-1[2] that would broaden the reach of the Rule to apply to terms that have not historically been required to have an 80% policy, such as the term “global.”  The SEC noted, however, that even if the Rule was expanded to cover the term “global” it was not proposing to mandate any particular test for what this term means, and that, similar to terms that are currently subject to the Rule, a fund could use “any reasonable definition.” As of October 31, 2022, U.S. real estate companies represented 70.16% of the S&P

1 Investment Company Names, at n.42, Investment Company Act Release No. 24828 (Jan. 17, 2001 (the “Names Rule Release”)).
2 Investment Company Names, Investment Co. Act Rel. No. 34593 (May 15, 2022).

U.S. Securities and Exchange Commission
November 28, 2022

Global REIT Index, which would be out of compliance with the 40% Test that the SEC has recommended as one acceptable approach.  Accordingly, in light of current market conditions, in addition to the SEC’s acknowledgement that there could be multiple reasonable definitions of the same term, the Registrant believes that the revised disclosure noted above provides a reasonable definition of the term and appropriately provides details that investors will be able to utilize to distinguish the Portfolio amongst other global funds.

19.	Comment. Please confirm whether stapled securities are counted towards the Dimensional Global Real Estate ETF’s 80% policy.

Response. The Registrant supplementally confirms that stapled securities are counted towards the Dimensional Global Real Estate ETF’s 80% policy.

20.
Comment.  Please clarify what a “substantial portion” is in connection with the following statement included in the “Principal Investment Strategies” section of the Dimensional Global Real Estate ETF’s Prospectus:

•
The Portfolio intends to purchase securities of companies associated with countries that the Advisor has identified as approved markets for investment for the Portfolio. The Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response. The Registrant has revised the disclosure as discussed above in response to Comment 18.

21.	Comment. Please briefly elaborate as to what Approved Markets are in the “Principal Investment Strategies” section of the Dimensional Global Real Estate ETF’s Prospectus.

Response. The Registrant has revised the disclosure in the “Principal Investment Strategies” section of the Dimensional Global Real Estate ETF’s Prospectus to reference the more detailed description of Approved Markets in the “Additional Information on Investment Objective and Policies” section of the Prospectus.

22.
Comment.  Please define concentration in the Dimensional Global Real Estate ETF’s principal risk entitled “Risks of Concentrating in the Real Estate Industry.”  In addition, if the Portfolio has a policy to concentrate in the real estate industry, please add such policy to the “Principal Investment Strategies” and “Additional Information on Investment Objective and Policies” sections of the Prospectus, as well as in the SAI in response to Item 16 of Form N-1A.

Response. The Registrant has revised the “Risks of Concentrating in the Real Estate Industry” principal risk to clarify that to concentrate means to invest more than 25% of its net assets.  In addition, the Portfolio has incorporated disclosure into the “Principal Investment Strategies” and “Additional Information on Investment Objective and Policies” sections of the

U.S. Securities and Exchange Commission
November 28, 2022

Prospectus stating that the Portfolio’s investments are concentrated in securities of companies in the real estate industry. The Registrant, however, notes that the Portfolio’s seventh investment limitation in the SAI discloses the Portfolio’s policy regarding concentration.

23.	Comment. Please add disclosure to the “Principal Investment Strategies” section of the Dimensional Global Real Estate ETF’s Prospectus to correspond with the “Small and Mid-Cap Company Risk.”

Response. The Registrant has revised the disclosure accordingly.

24.	Comment. Please include the “International Closed Market Trading Risk” in the “Principal Risks” section of the Dimensional Global Real Estate ETF’s Prospectus.

Response. The Registrant has revised the disclosure accordingly.

Statement of Additional Information

25.
Comment.  Consistent with other global funds in the Trust, please clarify how the Portfolio treats securities issued by foreign governments or supranational organizations for purposes of the Portfolio’s concentration policy.

Response. The Registrant respectfully declines to incorporate such disclosure because the Portfolio does not invest in securities issued by foreign governments or supranational organizations.

Part C

26.	Comment. Please file a new legal opinion with respect to the Portfolios as an exhibit to the Part C.

Response. The legal opinion for the Portfolios will be included as an exhibit to the Part C filed with the 485(b) filing.

* * * * * *
Please do not hesitate to contact Mr. Crowell at (215) 564-8082 if you have any questions or wish to discuss any of the responses presented above.

U.S. Securities and Exchange Commission
November 28, 2022

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust